Exhibit 12.1

CEDAR FAIR, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($'s in thousands)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expensed	$83,863	$86,849	$96,286	$103,071	$110,619
Interest capitalized	2,331	3,094	2,983	1,610	1,322
Amortization of capitalized debt costs	4,030	4,039	4,602	6,130	10,417
Interest component of rental expense	4,279	4,841	4,220	3,142	2,970
Total fixed charges	$94,503	$98,823	$108,091	$113,953	$125,328

Earnings:
Net income (loss)	$177,688	$112,222	$104,215	$108,204	$101,857
Add:
Income tax expense	71,418	22,192	9,885	20,243	31,757
Fixed charges	94,503	98,823	108,091	113,953	125,328
Amortization of capitalized interest	1,134	1,021	897	830	761
Less:
Interest capitalized	(2,331)	(3,094)	(2,983)	(1,610)	(1,322)
Total earnings	$342,412	$231,164	$220,105	$241,620	$258,381

Ratio of total earnings to total fixed charges	3.6x	2.3x	2.0x	2.1x	2.1x
Excess of total earnings over total fixed charges	$247,909	$132,341	$112,014	$127,667	$133,053

69